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                                                                    Exhibit  A5C

Rider -- Children's Term Insurance Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Children's Term Insurance Benefit. The amount of the Children's Term Insurance Benefit is the Specified Amount for the Children's Term Insurance Agreement as shown in the Schedule of Benefits on Page
3. Penn Mutual also agrees to provide all of the other benefits which are stated in this agreement.

This supplemental agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Children's Term Insurance Benefit--Penn Mutual will pay, upon receipt of due proof of the death of an Insured Child while this agreement is in force, a death benefit in an amount equal to the Specified Amount of this agreement. The death benefit will be paid to the beneficiary of such benefit in one sum or, if elected, under an income payment option. If part or all of the death benefit is paid in one sum, Penn Mutual will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by Penn Mutual but will not be less than a rate of 3% per year compounded annually.

Suicide Exclusion--If an Insured Child dies by suicide within two years from the effective date of that child's coverage under this agreement, the death benefit with respect to such death will be limited to the Cost of Insurance for this agreement for the period that such coverage was in effect.

If an Insured Child dies by suicide within two years from the effective date of an increase in the Specified Amount under this agreement, the death benefit with respect to that increase will be limited to the Cost of Insurance for that increase.

Insured Child--Insured Child means a natural child, a stepchild or a legally adopted child of the Insured who is at least 15 days and not more than 23 years of age and who:

(a) is named in the application for this agreement and who, on the date of the application, is less than 18 years of age; or
(b) is born to the Insured and the Insured's spouse after the date of the application for this agreement; or
(c) after the date of the application for this agreement and prior to attaining the age of 18 years, is legally adopted by the Insured and the Insured's spouse.

Child's Beneficiary--The beneficiary of each Insured Child under this agreement is the Insured, if living, otherwise the Insured's executors or administrators unless otherwise provided.


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Conversion of Insurance on Insured Child--On the anniversary of this policy nearest an Insured Child's 23rd birthday the term insurance then in force under this agreement on the life of such Insured Child may be converted without evidence of insurability to a new policy. The Owner must make a written request for the conversion. The first premium for the new policy must be paid on or before the date of conversion.

The new policy will be:

(a) for an amount not exceeding five times the Specified Amount under this agreement;
(b)  on a plan which insures only the life of the Insured Child;
(c)  incontestable from its date of issue;
(d) on the policy form and at the premium rates in use by Penn Mutual on the date of the conversion; and
(e) subject to the rules of Penn Mutual as to minimum amount, plan of insurance and age at issue which are in effect on the date of conversion.

The inclusion of any supplemental agreements in the new policy will be subject to the consent of Penn Mutual and must comply with the rules of Penn Mutual.

Death of Insured--If the death of the Insured under this policy occurs while this agreement is in force, the term insurance on each Insured Child covered by this agreement will continue in force until the anniversary of this policy nearest the Insured Child's 23rd birthday. The Cost of Insurance for such term insurance will be waived.

Monthly Deduction--While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the Cost of Insurance for the term insurance benefit under this agreement.

Cost of Insurance--The Cost of Insurance for each policy month for this agreement is calculated as (a) multiplied by (b), where

(a) is the Cost of Insurance rate for this agreement; and
(b) is the Specified Amount for this agreement.

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Children's Term Insurance Agreement (continued)

The Cost of Insurance Rate for this agreement will be determined by Penn Mutual based on expectations as to future experience. However, this rate will not exceed the guaranteed maximum rate shown in the Additional Policy
Specifications.

If this policy includes a Disability Waiver of Monthly Deduction Benefit, the Cost of Insurance for each policy month for such benefit is increased by (a) multiplied by (b), where:

(a) is the Cost of Insurance Rate for the waiver of the Monthly Deduction for this agreement; and
(b)  is the Specified Amount of this agreement.

The Cost of Insurance Rate for the waiver of the Monthly Deduction for this agreement is based on the attained age, sex and rate class of the Insured. Cost of Insurance Rates will be determined by Penn Mutual based on expectations of future experience. However, these rates will not exceed those shown in the Additional Policy Specifications.

Computation of Values--Reserves for this agreement are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday. Interest is at a rate of 4% per year compounded annually.

All values and benefits in this agreement are equal to or greater than those required by the law of the jurisdiction in which this policy is delivered.

Incontestability--An Insured Child's coverage under this agreement will be incontestable after it has been in force during the life of such Insured Child for two years from the effective date of such coverage.

This agreement will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of an Insured Child for two years from the effective date of the reinstatement.

Termination of Insured Child's Coverage--The coverage of an Insured Child under this agreement will terminate:

(a) on the anniversary of this policy which is nearest to the Insured Child's 23rd birthday; or
(b) upon termination of this agreement.

Termination of Agreement--This agreement will terminate upon:

(a) lapse of this policy;
(b) surrender of this policy; or
(c) the Monthly Anniversary that coincides with or next follows (i) the receipt at the Home Office of a written request by the Owner to terminate this agreement, and (ii) the return of this policy for appropriate endorsement.

Date of Issue--The date of issue of this agreement is the same as the Date of Issue of this policy unless another date of issue is shown below.




/s/ Robert E. Chappell
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Chairman and Chief Executive Officer